FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

High Tide Inc. (the "Company" or "High Tide")

Unit 112, 11127 - 15 Street N.E.

Calgary, Alberta

T3K 2M4

Item 2: Date of Material Change

December 8, 2020.

Item 3: News Release

A news release was issued and disseminated on December 8, 2020 and filed on SEDAR at www.sedar.com, a copy of which is attached hereto as Schedule "A".

Item 4: Summary of Material Change

The Company announced that cannabis industry policy expert Omar Khan has agreed to join the Company as Senior Vice President of Corporate and Public Affairs and in connection the Company approved the grant of 2,750,000 stock options to Mr. Khan and other consultants. The options have an exercise price of $0.20 per common share and have a term of three years.

Additionally, the Company issued an aggregate of 1,124,999 common shares of High Tide ("Interest Shares") to certain holders of unsecured convertible debentures of the Company (the "Debenutreholders"), in satisfaction of the annual amount of interest due to the Debentureholders (the "Interest Payment").

Item 5.1: Full Description of Material Change

The material change is fully described in the Company's press release which is attached as Schedule "A" and is incorporated herein.

The following supplementary information is provided in accordance with Section 5.2 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The offering constitutes a "related party transaction" for the Company under MI 61-101. The participation of the officer is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 available because the fair market value of the Interest Shares pertaining to the officer does not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

(a) a description of the transaction and its material terms:

The Company issued 1,124,999 Interest Shares to satisfy aggregate debt of $211,500 owed to the Debentureholders; $200,000 of the Interest Payment was owed to 2674049 Ontario Inc., a corporation controlled by Shimmy Posen, an officer of the Company, who is a related party pursuant to MI 61-101.

(b) the purpose and business reasons for the transaction:

The Company paid $211,500 to satisfy the interest due to the Debentureholders, pursuant to the debenture agreements entered into on December 4, 2019 (the "Debenture Agreements").

(c) the anticipated effect of the transaction on the Company's business and affairs:

The Interest Payment allows the Company to meet their financial obligations.

(d) a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

2674049 Ontario Inc., a corporation controlled by Shimmy Posen, acquired 1,063,829 Interest Shares.

ii) the anticipated effect of the transaction on the percentage of securities of the Company, or of an affiliated entity of the Company, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Following the acquisition of the Interest Shares, Shimmy Posen owns or controls, directly or indirectly, an aggregate of 4,095,956 common shares, representing approximately 0.92% of the issued and outstanding common shares of the Company.

(e) unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the Company for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The Interest Payment is an obligation of the Company under the terms of the Debenture Agreements.

(f) A summary in accordance with section 6.5 of MI 61-101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g) disclosure, in accordance with section 6.8 of MI 61-101, of every prior valuation in respect of the Company that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable enquiry, to the Company or to any director or officer of the Company:

Not applicable.

(h) the general nature and material terms of any agreement entered into by the Company, or a related party of the Company, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into Debenture Agreements with 2674049 Ontario Inc. and Vortep Kasi Holdings.

(i) disclosure of the formal valuation and minority approval exemptions, if any, on which the Company is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The offering constitutes a "related party transaction" for the Company under MI 61-101. The participation of the officer is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation and minority shareholder approval requirements of MI 61-101 available because the fair market value of the Interest Shares pertaining to the officer does not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101.

As this material change report is being filed less than 21 days before the completion of the Interest Payment, there is a requirement under MI 61-101 to explain why the shorter period was reasonable or necessary in the circumstances. The Company did not file a material change report related to the Interest Payment more than 21 days before the expected closing of the Interest Payment as required by MI 61-101 since the details of the Interest Shares were not settled until shortly prior to the closing of the Interest Payment and the Company wished to close on an expedited basis for sound business reasons.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102 (Confidentiality)

Not applicable.

Item 7: Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8: Executive Officer

For additional information with respect to this material change, the following person may be contacted:

High Tide Inc.

Raj Grover

Chief Executive Officer

Tel: (403) 770-9435

Email: raj@hightideinc.com

Item 9: Date of Report

December 18, 2020.

SCHEDULE "A"

(See attached.)

FOR IMMEDIATE RELEASE

High Tide Adds Noteworthy Cannabis Industry Policy Expert Omar Khan to its Executive Team

Calgary, AB, December 8, 2020 / CNW / − High Tide Inc. ("High Tide" or the "Company") (TSXV:HITI) (OTCQB:HITIF) (Frankfurt:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of consumption accessories, is pleased to announce that Omar Khan has agreed to join the Company as Senior Vice President of Corporate and Public Affairs effective Monday, January 11, 2021. As a seasoned industry professional, Omar comes to High Tide from one of the world's leading communications firms where he served as National Cannabis Sector Lead. Notably, Mr. Khan was instrumental in leading the coalition that successfully advocated for Ontario to allow cannabis retailers to offer consumers curbside pickup and home delivery options during the Province's COVID-19 state of emergency.

Omar has worked with several licensed producers, retailers and other companies involved in ancillary areas of the cannabis industry to affect change in public policy. "Based on Omar's long list of career accomplishments, we are excited to have him join the High Tide executive team. Omar will be responsible for securing permits and licenses for the Company's growth into new markets within Canada, across the United States and globally," said Raj Grover, President & Chief Executive Officer of High Tide. "As the cannabis industry continues to grow, Omar's wide range of government and industry relationships are also expected to better position High Tide for acquisition opportunities across North America and abroad," added Mr. Grover.

In New Jersey, Mr. Khan recently worked with a Canadian licensed producer to develop a community relations program that resulted in increased support for its proposal to operate a medicinal cannabis cultivation facility. The company went on to receive only the second cultivation permit offered by the New Jersey Department of Health. Omar has over 15 years of experience working as a communications strategist in Canadian federal and provincial politics, including serving as Chief of Staff to several Ontario Ministers, including the Minister of Health and Long-Term Care, the Minister of Economic Development and Trade and the Minister of Government Services.

The Company has also approved the grant of 2,750,000 stock options to purchase common shares of High Tide to Omar and other consultants. The options have an exercise price of $0.20 per common share and have a term of 3 years. The options vest pursuant to their terms.

Further, the Company issued an aggregate of 1,124,999 common shares of High Tide ("Interest Shares") to certain holders of unsecured convertible debentures of the Company, in satisfaction of the annual amount of interest due to the holders. The Interest Shares were issued at a deemed price of $0.188 per Interest Share. The calculation of the number of Interest Shares issued was based on the volume weighted average trading price of the common shares of High Tide during the 10 trading days ending December 3, 2020. The Interest Shares are subject to a statutory hold period of four months plus one day, which will expire on March 5, 2021.

As certain officers of the Company received Interest Share in connection with the interest payment, it is considered related party transactions for the purposes of Multilateral Instrument 61- 101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The participation of the officer is exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the Interest Shares pertain to the officer does not exceed 25% of the Company's market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to this Debt Settlement more than 21 days before the expected closing of the Debt Settlement as required by MI 61-101 since the details of the Interest Shares were not settled until shortly prior to the closing of the interest payment and the Company wished to close on an expedited basis for sound business reasons.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of consumption accessories. The Company is the largest Canadian retailer of recreational cannabis as measured by revenue, with 67 current locations spanning Ontario, Alberta, Manitoba and Saskatchewan. High Tide's retail segment features the Canna Cabana, KushBar, Meta Cannabis Co., Meta Cannabis Supply Co. and NewLeaf Cannabis banners, with additional locations under development across the country. High Tide has been serving consumers for over a decade through its numerous lifestyle accessory businesses including e-commerce platforms Grasscity.com and CBDcity.com, and its wholesale distribution division under Valiant Distribution, including the licensed entertainment product manufacturer Famous Brandz. High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

SOURCE High Tide Inc.

For further information, please contact Vahan Ajamian, Vice President, Capital Markets, Email: ir@hightideinc.com, Tel: 1-403-770-9435, ext. 116